   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 1996

                                                 REGISTRATION NO. 333-4111

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                               ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

     SUNAMERICA INC.               MARYLAND                     86-0176061
     (EXACT NAME OF     (STATE OR OTHER JURISDICTION OF      (I.R.S. EMPLOYER
       REGISTRANT       INCORPORATION OR ORGANIZATION)    IDENTIFICATION NUMBER)
   AS SPECIFIED IN ITS
        CHARTER)
                              1 SUNAMERICA CENTER
                      LOS ANGELES, CALIFORNIA 90067-6022
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                             SUSAN L. HARRIS, ESQ.
                           SENIOR VICE PRESIDENT AND
                      GENERAL COUNSEL--CORPORATE AFFAIRS
                                SUNAMERICA INC.
                              1 SUNAMERICA CENTER
                      LOS ANGELES, CALIFORNIA 90067-6022
                                (310) 772-6000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ---------------

                                  COPIES TO:

          JEFFREY SMALL, ESQ.                    GREGG A. NOEL, ESQ.
         DAVIS POLK & WARDWELL          SKADDEN, ARPS, SLATE, MEAGHER & FLOM
         450 LEXINGTON AVENUE            300 SOUTH GRAND AVENUE, SUITE 3400
       NEW YORK, NEW YORK 10017             LOS ANGELES, CALIFORNIA 90071
            (212) 450-4000                         (213) 687-5000

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

                               ---------------

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities being offered only in connection with dividend or interest reinvestment plans, please check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JUNE 5, 1996

PROSPECTUS

                                                            LOGO SunAmerica

                                3,000,000 SHARES
                                SUNAMERICA INC.
                                  COMMON STOCK

                                  -----------

  This Prospectus relates to 3,000,000 shares of Common Stock, par value $1 per share (the "Common Stock"), of SunAmerica Inc., a Maryland corporation (the "Company"), which may be delivered by Merrill Lynch & Co., Inc. ("ML & Co.") upon payment and discharge of the Structured Yield Product Exchangeable for
StockSM,  % STRYPESSM Due      , 1999 (each a "STRYPES") of ML & Co. at
maturity or upon earlier redemption (subject to ML & Co.'s right to deliver an amount in cash). ML & Co. has granted the underwriter of the STRYPES an option for 30 days to purchase up to an additional 450,000 STRYPES, solely to cover over-allotments, which additional STRYPES may be paid and discharged by ML & Co. by delivery of up to an additional 450,000 shares of Common Stock, to which this Prospectus also relates.

  The Company will not receive any of the proceeds from the sale of the STRYPES or from the sale of such Common Stock. All of the shares of Common Stock covered hereby are beneficially owned by Mr. Eli Broad, Chairman, Chief Executive Officer and President of the Company, who may deliver such Common Stock to a subsidiary of ML & Co. (the "ML & Co. Subsidiary") pursuant to an agreement (the "Stock Agreement") among Mr. Broad, ML & Co. and the ML & Co. Subsidiary (subject to Mr. Broad's right to deliver an amount in cash).

  The STRYPES are offered by a separate prospectus of ML & Co. (the "STRYPES Prospectus"). This Prospectus relates only to the Common Stock covered hereby and does not relate to the STRYPES. THE COMPANY TAKES NO RESPONSIBILITY FOR ANY INFORMATION INCLUDED IN OR OMITTED FROM THE STRYPES PROSPECTUS. THE STRYPES PROSPECTUS DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS, NOR IS IT INCORPORATED BY REFERENCE HEREIN. Because the STRYPES are a separate security issued by ML & Co. for which the Company has no responsibility, an investment in the STRYPES may have materially different characteristics from an investment in the Common Stock.

  The Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE") under the trading symbol "SAI". On June 3, 1996, the last reported sale price of the Common Stock on the NYSE was $56.50 per share. See "Common Stock Price Ranges and Dividends."

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY   OR  ADEQUACY   OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

SM Service mark of Merrill Lynch & Co., Inc.

                 The date of this Prospectus is        , 1996.

  IN CONNECTION WITH THIS OFFERING, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, ON THE PACIFIC STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  FOR NORTH CAROLINA INVESTORS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSION OF INSURANCE RULED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR OF ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  THE COMPANY

  The Company is a diversified financial services company specializing in retirement savings products and services. At March 31, 1996, the Company held $34.37 billion of assets throughout its businesses, including $22.01 billion of assets on its balance sheet, $2.14 billion of assets managed in mutual funds and private accounts and $10.22 billion under custody in retirement trust accounts. Together, the Company's life insurance companies rank among the largest U.S. issuers of annuities. Complementing these annuity operations are the Company's asset management operations; its three broker-dealer subsidiaries, which the Company believes, based on industry data, represent the largest network of independent registered representatives in the nation; and its trust company, which provides administrative and custodial services to qualified retirement plans. Through these subsidiaries, the Company specializes in the sale of tax-deferred long-term savings products and investments to the expanding preretirement savings market. The Company markets fixed annuities and fee-generating variable annuities, mutual funds and trust services, as well as guaranteed investment contracts. The Company's products are distributed through a broad spectrum of financial services distribution channels, including independent registered representatives of the Company's broker-dealer subsidiaries, unaffiliated broker-dealers, independent general insurance agents and other financial institutions.

  Since the beginning of fiscal 1996, the Company has made several acquisitions that have added a total of $4.6 billion in annuity reserves and enhanced its position in the financial institution and qualified teachers markets. On December 29, 1995, the Company purchased CalFarm Life Insurance Company, which on such date had approximately $640 million in annuity reserves. On February 29, 1996, the Company acquired Ford Life Insurance Company, which had annuity reserves of approximately $3 billion on such date and on April 1, 1996, purchased approximately $950 million in annuity reserves from the Central National Life Insurance Company of Omaha. On January 2, 1996, the Company purchased Houston-based broker-dealer Advantage Capital Corp., further strengthening its distribution network. This acquisition added more than 1,000 representatives to the Company's broker-dealer network, bringing its number of independent registered representatives to more than 6,500.

  The Company's net income increased to $133.0 million ($1.90 per share) in the first six months of fiscal 1996 from $92.5 million ($1.34 per share) in the first six months of fiscal 1995, or 43.8%.

  The principal executive offices of the Company are located at 1 SunAmerica Center, Los Angeles, California 90067-6022, telephone number (310) 772-6000.

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of the STRYPES or from the sale of the Common Stock. All of the shares of Common Stock covered hereby are beneficially owned by Mr. Eli Broad, who may deliver such Common Stock to the ML & Co. Subsidiary pursuant to the Stock Agreement (subject to Mr. Broad's right to deliver an amount in cash).

                         STOCK OWNERSHIP BY MR. BROAD

  Mr. Broad is the Chairman, Chief Executive Officer and President of the Company. At April 30, 1996, Mr. Broad beneficially owned an aggregate of 11,026,274 shares of Common Stock and Class B Stock (as defined under "Description of Capital Stock") and controlled 59.2% of the total number of votes entitled to be cast by holders of Common Stock and Class B Stock, voting together as a single class, at a general meeting of shareholders. Of these shares, 1,363,734 represent shares of Common Stock that Mr. Broad has the right to purchase, at prices ranging from $4.33 per share to $44.92 per share, pursuant to vested stock options. In addition, Mr. Broad will have the right to purchase up to an additional 108,000 shares of Common Stock at prices ranging from $7.04 per share to $21.46 per share pursuant to stock options that will be fully vested on various dates during the period July 25, 1996 through July 29, 1998. Such options require Mr. Broad to be employed by the Company on the date of vesting. Pursuant to the Company's Long-Term Performance-Based Incentive Compensation Plan, Mr. Broad may be granted by September 30, 1998, up to an additional 348,372 shares of restricted Common Stock and options to purchase up to an additional 1,045,116 shares of Common Stock, depending upon the achievement of specified performance objectives established at the outset of such plan.

  Of the 11,026,274 shares beneficially owned by Mr. Broad, 2,902,500 shares are registered in the name of Stanford Ranch, Inc. ("Stanford Ranch"), as to which Mr. Broad exercises voting and investment control. On January 12, 1996, the Company, Stanford Ranch, Mr. Broad and the other stockholders of Stanford Ranch entered into an agreement providing for a share exchange (the "Share Exchange") pursuant to which the stockholders of Stanford Ranch will receive an aggregate of 2,862,500 shares of Common Stock in exchange for their ownership interests in Stanford Ranch, the sole asset of which at the time of the consummation of the Share Exchange will be 2,902,500 shares of Class B Stock. In addition, prior to the consummation of the Share Exchange, Mr. Broad is obligated to convert or cause the conversion of a sufficient number of shares of Class B Stock into Common Stock such that, after giving effect to such conversion and the Share Exchange, the total number of votes entitled to be cast by holders of Class B Stock will be less than 50% of the total number of votes entitled to be cast by holders of Common Stock, Class B Stock and the Company's Adjustable Rate Cumulative Preferred Stock, Series C, no par value, voting together as a single class (the "Conversion Commitment"). See "Description of Capital Stock--Common Stock and Class B Stock--Voting Rights" and "--Class B Conversion Rights." After giving effect to the Share Exchange and the Conversion Commitment (assuming conversion of all of the Class B Stock held by the Donald B. Kaufman Marital Trust) as if such transactions had occurred on April 30, 1996, Mr. Broad would have controlled 51.9% of the total number of votes entitled to be cast by holders of Common Stock and Class B Stock, voting together as a single class. The Share Exchange is expected to be consummated in June 1996.

  Pursuant to the Stock Agreement, Mr. Broad may deliver up to 3,000,000 shares (3,450,000 shares if the over-allotment option granted to the underwriter of the STRYPES is exercised in full) of Nontransferable Class B Stock to the ML & Co. Subsidiary (subject to Mr. Broad's right to deliver an amount in cash). Mr. Broad has the right at any time to modify the Stock Agreement so that he may deliver Common Stock (or cash) instead of Class B Stock (or cash). Until such shares are delivered, Mr. Broad will retain the right to vote such shares and receive dividends thereon.

                    COMMON STOCK PRICE RANGES AND DIVIDENDS

  The Common Stock sale prices (as quoted on the NYSE Composite Tape) and per share dividend data for each full quarter during fiscal years ended September 30, 1994 and 1995, for the first and second fiscal quarters of 1996 and for the third fiscal quarter of 1996 through June 3, 1996 are set forth below. The payment of future dividends on the Common Stock and the amounts thereof will depend on business conditions, earnings and financial requirements of the Company and other relevant factors. The sale prices and dividend amounts set forth below have been restated to reflect a three-for-two stock split paid in the form of a stock dividend on November 10, 1995.

  The Company's Common Stock trades under the symbol SAI.

                                   COMMON STOCK PRICES     DIVIDENDS PAID
                                   ------------------- -----------------------
                                                       COMMON NONTRANSFERABLE
                                     HIGH      LOW     STOCK  CLASS B STOCK(1)
                                   ------------------- ------ ----------------
FISCAL YEAR
1994
First Quarter..................... $31      $22        $.067       $.06
Second Quarter....................  29 1/8   22 3/8     .067        .06
Third Quarter.....................  29 1/2   22 7/8     .067        .06
Fourth Quarter....................  30 7/8   26 7/8     .067        .06
1995
First Quarter..................... $27 7/8  $22 7/8    $.10        $.09
Second Quarter....................  29 1/2   24         .10         .09
Third Quarter.....................  37       28 1/4     .10         .09
Fourth Quarter....................  42       33 1/2     .10         .09
1996
First Quarter..................... $49 3/4  $40 53/64  $.15        $.135
Second Quarter....................  57 1/2   44 1/8     .15         .135
Third Quarter (through June 3,
 1996)............................  58 1/8   45 5/8     .15         .135

- --------
(1) Holders of Nontransferable Class B Stock are entitled to receive cash dividends equal to 90% of any cash dividends paid to holders of the Common Stock. For a description of the rights of holders of Nontransferable Class B Stock, see "Description of Capital Stock--Common Stock and Class B Stock."

                                CAPITALIZATION

  The following table sets forth the unaudited consolidated capitalization of the Company at March 31, 1996. The table should be read in conjunction with the Company's consolidated financial statements and notes thereto included in the documents incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                                               MARCH 31, 1996
                                                               (IN THOUSANDS)
                                                               --------------
   Indebtedness (interest rates are as of March 31, 1996):
   Short-term indebtedness....................................   $   63,359
                                                                 ----------
   Long-term notes and debentures:
     Medium-term notes due 1998 through 2025 (5 1/2% to 7
      3/8%)...................................................      248,335
     8 1/8% debentures due April 28, 2023.....................      100,000
     9.95% debentures due February 1, 2012....................      100,000
     9% notes due January 15, 1999............................      125,000
                                                                 ----------
       Total long-term notes and debentures...................      573,335
                                                                 ----------
   Total indebtedness.........................................      636,694
                                                                 ----------
   Company-obligated mandatorily redeemable preferred
    securities of subsidiary grantor trusts...................      237,631(1)
                                                                 ----------
   Shareholders' equity:
     Preferred Stock..........................................      384,549
     Nontransferable Class B Stock............................       10,240
     Common Stock.............................................       49,440
     Additional paid-in capital...............................      357,295
     Retained earnings........................................      757,525
     Net unrealized losses on debt and equity securities
      available for sale......................................      (32,173)
                                                                 ----------
     Total shareholders' equity...............................    1,526,876
                                                                 ----------
   Total capitalization.......................................   $2,401,201
                                                                 ==========

- --------
(1) Represents the Company-obligated mandatorily redeemable preferred securities of (1) SunAmerica Capital Trust I, the sole asset of which is $54.26 million principal amount of 9.95% Junior Subordinated Debentures due 2044 of the Company and (2) SunAmerica Capital Trust II, the sole asset of which is $191.22 million principal amount of 8.35% Junior Subordinated Debentures due 2044 of the Company.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  Reference is made to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 (the "Form 10-K"), which is incorporated by reference herein and which contains the Company's audited consolidated financial statements, including the consolidated income statement for the Company's three fiscal years in the period ended September 30, 1995, consolidated balance sheets as of September 30, 1994 and 1995, and the related notes. Selected unaudited financial information as of and for the six months ended March 31, 1995 and 1996 should be read in conjunction with the audited consolidated financial statements and related notes contained in the Form 10-K and the unaudited consolidated financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, which report is also incorporated by reference herein. Such unaudited information reflects, in the opinion of management, all adjustments, consisting of only normal accruals, necessary for a consistent presentation with the audited financial information. Results of operations for the six months ended March 31, 1995 and 1996 may not necessarily be indicative of the results to be expected for the full fiscal year. Per share amounts and dividends have been restated to reflect a three-for-two stock split paid in the form of a stock dividend on November 10, 1995.

                                                                                 SIX MONTHS ENDED
                                      YEAR ENDED SEPTEMBER 30,                       MARCH 31,
                          -----------------------------------------------------  ------------------
                            1991       1992       1993       1994       1995       1995      1996
                          ---------  ---------  ---------  ---------  ---------  --------  --------
                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS
Net investment income...  $ 162,412  $ 219,384  $ 263,791  $ 294,454  $ 365,555  $164,825  $214,420
Net realized investment
 losses.................    (46,060)   (56,364)   (21,287)   (21,124)   (33,012)  (15,575)   (2,185)
Fee income..............     92,689    112,831    134,305    150,736    179,288    83,636   104,642
General and
 administrative
 expenses...............   (120,475)  (133,058)  (135,790)  (132,743)  (166,540)  (74,224)  (94,340)
Provision for future
 guaranty fund
 assessments............        --         --     (22,000)       --         --        --        --
Amortization of deferred
 acquisition costs......    (40,088)   (48,375)   (51,860)   (66,925)   (80,829)  (37,414)  (40,516)
Other income, net.......     24,903     16,673     16,852     15,603     15,144     9,040     8,006
                          ---------  ---------  ---------  ---------  ---------  --------  --------
Pretax income...........     73,381    111,091    184,011    240,001    279,606   130,288   190,027
Income tax expense......    (25,900)   (34,300)   (57,000)   (74,700)   (85,400)  (37,800)  (57,000)
                          ---------  ---------  ---------  ---------  ---------  --------  --------
Income before cumulative
 effect of change in
 accounting for income
 taxes..................     47,481     76,791    127,011    165,301    194,206    92,488   133,027
Cumulative effect of
 change in accounting
 for income taxes.......        --         --         --     (33,500)       --        --        --
                          ---------  ---------  ---------  ---------  ---------  --------  --------
Net income..............  $  47,481  $  76,791  $ 127,011  $ 131,801  $ 194,206  $ 92,488  $133,027
                          =========  =========  =========  =========  =========  ========  ========
EARNINGS PER SHARE:
INCOME BEFORE CUMULATIVE
 EFFECT OF CHANGE IN
 ACCOUNTING FOR INCOME
 TAXES..................  $    0.88  $    1.20  $    1.83  $    2.39  $    2.84  $   1.34  $   1.90
Cumulative effect of
 change in accounting
 for income taxes.......        --         --         --       (0.54)       --        --        --
                          ---------  ---------  ---------  ---------  ---------  --------  --------
Net income..............  $    0.88  $    1.20  $    1.83  $    1.85  $    2.84  $   1.34  $   1.90
                          =========  =========  =========  =========  =========  ========  ========
CASH DIVIDENDS PER SHARE
 PAID TO COMMON
 SHAREHOLDERS:
 Nontransferable Class B
  Stock(1)..............  $   0.120  $   0.120  $   0.168  $   0.240  $   0.360  $   .180  $   .270
                          =========  =========  =========  =========  =========  ========  ========
 Common Stock...........  $   0.133  $   0.133  $   0.187  $   0.268  $   0.400  $   .200  $   .300
                          =========  =========  =========  =========  =========  ========  ========

- --------
(1) Holders of Nontransferable Class B Stock are entitled to receive cash dividends equal to 90% of any cash dividends paid to holders of the Common Stock. For a description of the rights of holders of Nontransferable Class B Stock, see "Description of Capital Stock--Common Stock and Class B Stock."

                                               AT SEPTEMBER 30,                            AT MARCH 31,
                          ----------------------------------------------------------- -----------------------
                             1991        1992        1993        1994        1995        1995        1996
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FINANCIAL POSITION
Investments.............  $ 7,596,275 $ 9,428,266 $10,364,952 $ 9,280,390 $10,808,959 $ 9,798,381 $15,182,399
Variable annuity
 assets.................    2,746,685   3,293,343   4,194,970   4,513,093   5,263,006   4,535,622   5,779,699
Deferred acquisition
 costs..................      392,278     436,209     475,917     581,874     526,415     573,152     714,740
Other assets............      279,007     245,833     231,582     280,868     245,787     323,121     332,127
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
Total assets............  $11,014,245 $13,403,651 $15,267,421 $14,656,225 $16,844,167 $15,230,276 $22,008,965
                          =========== =========== =========== =========== =========== =========== ===========
Reserves for fixed
 annuity contracts......  $ 5,359,757 $ 5,143,339 $ 4,934,871 $ 4,519,623 $ 4,862,250 $ 4,798,893 $ 8,730,750
Reserves for guaranteed
 investment contracts...    1,598,963   2,023,048   2,216,104   2,783,522   3,607,192   2,949,632   3,865,895
Trust deposits..........          --      367,458     378,986     442,320     426,595     448,174     456,778
Variable annuity
 liabilities............    2,746,685   3,293,343   4,194,970   4,513,093   5,263,006   4,535,622   5,779,699
Other payables and
 accrued liabilities....      344,789   1,372,010   1,828,153     860,763     747,733     842,121     699,881
Long-term notes and
 debentures.............          --      225,000     380,560     472,835     524,835     472,835     573,335
Collateralized mortgage
 obligations and reverse
 repurchase agreements..      299,343     182,784     112,032      28,662         --          --       63,359
Other senior
 indebtedness...........       38,035      25,919      15,119         --          --          --          --
Subordinated notes......      117,985         --          --          --          --          --          --
Deferred income taxes...       58,779      40,682      96,599      74,319     146,847     101,169      74,761
Company-obligated
 mandatorily redeemable
 preferred securities of
 subsidiary grantor
 trusts(1)..............          --          --          --          --       52,631         --      237,631
Shareholders' equity....      449,909     730,068   1,110,027     961,088   1,213,078   1,081,830   1,526,876
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
Total liabilities and
 shareholders' equity...  $11,014,245 $13,403,651 $15,267,421 $14,656,225 $16,844,167 $15,230,276 $22,008,965
                          =========== =========== =========== =========== =========== =========== ===========
BOOK VALUE PER SHARE....  $      8.16 $      9.69 $     15.09 $     12.60 $     17.78 $     14.44 $     21.16
                          =========== =========== =========== =========== =========== =========== ===========

- --------
(1) Represents the Company-obligated mandatorily redeemable preferred securities, at September 30, 1995, of SunAmerica Capital Trust I, the sole asset of which is $54.26 million principal amount of 9.95% Junior Subordinated Debentures due 2044 of the Company and, at March 31, 1996, of
    (1) SunAmerica Capital Trust I and (2) SunAmerica Capital Trust II, the sole asset of which is $191.22 million principal amount of 8.35% Junior Subordinated Debentures due 2044 of the Company.

                         DESCRIPTION OF CAPITAL STOCK

  Under the Articles of Incorporation of the Company, as amended and restated and including any Articles Supplementary (the "Articles of Incorporation"), the Company has authority to issue 175,000,000 shares of Common Stock, 25,000,000 shares of Nontransferable Class B Stock, par value $1.00 per share (the "Nontransferable Class B Stock"), 15,000,000 shares of Transferable Class B Stock, par value $1.00 per share (the "Transferable Class B Stock," and, together with the Nontransferable Class B Stock, the "Class B Stock") and 20,000,000 shares of Preferred Stock, without par value ("Preferred Stock"). At April 30, 1996, there were outstanding 49,446,557 shares of Common Stock, 10,235,524 shares of Nontransferable Class B Stock and 8,001,565 shares of Preferred Stock. After giving effect to the Share Exchange and Conversion Commitment as if it had occurred on April 30, 1996, there would have been outstanding 54,220,157 shares of Common Stock and 5,421,924 shares of Nontransferable Class B Stock. There are no shares of Transferable Class B Stock outstanding. The outstanding series of Preferred Stock rank pari passu with each other and senior to the Common Stock and Class B Stock.

COMMON STOCK AND CLASS B STOCK

  Dividends. Except as provided below, holders of Common Stock and Class B Stock are entitled to receive dividends and other distributions in cash, stock or property of the Company, when, as and if declared by the Board of Directors out of assets or funds of the Company legally available therefor and shall share equally on a per share basis in all such dividends and other distributions (subject to the rights of holders of Preferred Stock). If a cash dividend is paid on any of the Common Stock, the Nontransferable Class B Stock or the Transferable Class B Stock, a cash dividend also will be paid on the Common Stock, the Nontransferable Class B Stock and the Transferable Class B Stock, as the case may be. The amount of the cash dividend paid on each share of Class B Stock will be equal to 90% of the amount of the cash dividend paid on each share of Common Stock. In addition if holders of Common Stock receive shares of Common Stock in connection with stock dividends or stock splits, holders of Transferable Class B Stock will receive a proportionate number of shares of Transferable Class B Stock and holders of Nontransferable Class B Stock will receive a proportionate number of shares of Nontransferable Class B Stock.

  Voting Rights. At every meeting of shareholders, every holder of Common Stock is entitled to one vote per share and every holder of Class B Stock is entitled to 10 votes per share. All actions submitted to a vote of shareholders are voted upon by holders of Common Stock and Class B Stock voting together as a single class (subject to any voting rights which may be granted to holders of Preferred Stock) and a majority of the votes cast by such holders is required to approve any such action, except where other provision is made by law.

  In addition to any vote required by law, the holders of Common Stock and Class B Stock each vote separately as a class (i) on any merger or consolidation of the Company with or into any other corporation, or any sale, lease, exchange or other disposition of all or substantially all of the Company's assets to or with any other person or any dissolution of the Company (unless the other party to such merger or other transaction is a majority-owned subsidiary of the Company) and (ii) on any additional issuances of Class B Stock other than in connection with stock splits and stock dividends and exchanges of Nontransferable Class B Stock for Transferable Class B Stock. A majority of votes cast by the Common Stock and Class B Stock, each voting separately as a class, is required to approve any matters described above as to which holders of such shares have a separate class vote, unless, in the case of the events described in clause (i) above, a greater vote is required by law. In addition to any vote required by law, the affirmative vote of the holders of a majority of the shares of the Common Stock and the Nontransferable Class B Stock, each voting separately as a class, is required to approve any amendments to the Articles of Incorporation.

  Liquidation Rights. In the event of any liquidation, the holders of Common Stock and Class B Stock are entitled to share equally in the assets available for distribution after payment of all liabilities and provision for the liquidation preference of any shares of Preferred Stock then outstanding.

  Class B Stock Conversion Rights. Each share of Class B Stock is convertible into one share of Common Stock at any time at the option of the holder. In addition, any transfer of shares of Nontransferable Class B Stock not permitted under the Articles of Incorporation will result in the conversion of such shares into shares of Common Stock.

  Subsequent to the Share Exchange, the Articles of Incorporation will provide that if at any time the number of outstanding shares of Nontransferable Class B Stock represents less than 5% of the aggregate number of issued and outstanding shares of Common Stock and Nontransferable Class B Stock, all of the outstanding shares of Nontransferable Class B Stock will immediately convert into shares of Common Stock.

  Exchange of Nontransferable Class B Stock. The Nontransferable Class B Stock is exchangeable in whole at the option of the Company at any time for Transferable Class B Stock. Holders of Nontransferable Class B Stock will receive one share of Transferable Class B Stock for each share of Nontransferable Class B Stock held by them at the time of the exchange.

  Miscellaneous. The holders of Common Stock and Class B Stock have no preemptive rights, cumulative voting rights or subscriptions rights. Except as described above, the Common Stock and Class B Stock have no conversion rights and are not subject to redemption.

  The transfer agent and registrar with respect to the Common Stock is The Bank of New York.

  All of the outstanding shares of Common Stock and Nontransferable Class B Stock are validly issued, fully paid and non-assessable.

                             PLAN OF DISTRIBUTION

  The Company is advised that under the terms of the STRYPES, the ML & Co. Subsidiary is obligated to pay and discharge the STRYPES at maturity or redemption by delivering to the holders thereof a specified number of shares of Common Stock (or an amount in cash). The Company is advised that pursuant to the terms of the Stock Agreement, Mr. Eli Broad is obligated to deliver to
the ML & Co. Subsidiary on      , 1999, a specified number of shares of
Nontransferable Class B (which Class B Stock would convert into Common Stock upon such delivery--see "Description of Capital Stock--Common Stock and Class B Stock--Class B Conversion Rights") (subject to Mr. Broad's right to deliver an amount in cash). Mr. Broad has the right at any time to modify the Stock Agreement so that he may deliver Common Stock (or cash) instead of Class B Stock (or cash). The Company is not a party to the Stock Agreement and has no obligations thereunder or with respect to the STRYPES, which are securities of ML & Co. and are not securities of the Company.

  Mr. Broad and the Company have agreed to indemnify the underwriter of the STRYPES against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the information in this Prospectus (including the documents incorporated by reference herein). In addition, Mr. Broad has agreed to indemnify the Company against certain liabilities, including liabilities under the Securities Act.

  SunAmerica has agreed that, subject to certain limited exceptions, it will not, and will cause its subsidiaries not to, without the prior written consent of the underwriter of the STRYPES, directly or indirectly, for a period of 60 days after the date of this Prospectus, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, or enter into any agreement to sell, any Common Stock or any securities convertible into or exchangeable or exercisable for any Common Stock. The Selling Stockholder has similarly agreed, subject to certain limited exceptions, not to sell, for a period of 60 days of this Prospectus, any shares by the Selling Stockholder without the prior written consent of the underwriter of the STRYPES.

                                 LEGAL MATTERS

  The validity of the Common Stock will be passed upon for the Company by Piper & Marbury L.L.P.,

Baltimore, Maryland. Certain other legal matters will be passed upon for the Company by Susan L. Harris, Senior Vice President and General Counsel-- Corporate Affairs of the Company and by Davis Polk & Wardwell. Ms. Harris holds stock, restricted stock and options to purchase stock granted under the Company's employee stock plans, which in the aggregate represent less than 1% of the outstanding Common Stock. David W. Ferguson, a partner of Davis Polk & Wardwell, is a director of First SunAmerica Life Insurance Company, a subsidiary of the Company.

                                    EXPERTS

  The consolidated financial statements incorporated in this Prospectus by reference to the Form 10-K, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 ERISA MATTERS

  The Company and certain affiliates of the Company, including Anchor National Life Insurance Company and SunAmerica Life Insurance Company, may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "disqualified person" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code") with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Code may arise, for example, if the Common Stock is acquired by a pension or other employee benefit plan with respect to which the Company or any of its affiliates is a service provider, unless such Common Stock is acquired pursuant to an exemption for transactions effected on behalf of such plan by a "qualified professional asset manager" or pursuant to any other available exemption. Any such pension or employee benefit plan proposing to invest in the Common Stock should consult with its legal counsel.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the public reference facilities of the regional offices in Chicago and New York. The addresses of these regional offices are as follows: 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of the fees prescribed by the rules and regulations of the Commission. Reports, proxy statements, and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Stock Exchange at 301 Pine Street, San Francisco, California 94104. The Company's Common Stock is listed on both exchanges.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." Statements contained herein concerning the provisions of any document do not purport to be complete and, in each instance, are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is subject to and qualified in its entirety by such reference. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the documents incorporated herein by reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  There are hereby incorporated by reference in the Prospectus the following documents previously filed by the Company with the Commission pursuant to the 1934 Act:

  1. Annual Report on Form 10-K for the fiscal year ended September 30, 1995.

  2. Quarterly Reports on Form 10-Q for the quarters ended December 31, 1995 and March 31, 1996.

  3. Current Reports on Form 8-K filed on October 6, 1995, October 19, 1995, October 31, 1995, November 9, 1995, December 12, 1995, as amended by Amendment No. 2 on Form 8-K/A, filed May 7, 1996, January 29, 1996, March 15, 1996, as amended by Amendment No. 1 on Form 8-K/A, filed May 7, 1996, April 24, 1996, and April 27, 1996.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in the Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in the Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such document shall be directed to SunAmerica Inc., 1 SunAmerica Center, Los Angeles, California 90067-6022,
Attention: Vice President, Investor Relations (telephone (310) 772-6000).

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimates, except the SEC registration fee. All of the following expenses will be paid by Mr. Eli Broad.

      SEC registration fee......................................... $ 66,471.98
      Legal fees and expenses......................................  350,000.00
      Printing expenses............................................   75,000.00
      Fees of accountants..........................................   40,000.00
      Blue sky fees and expenses...................................   10,000.00
      Miscellaneous................................................    3,528.02
                                                                    -----------
        Total...................................................... $545,000.00
                                                                    ===========

- --------

ITEM 2. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 2-418 of the Maryland General Corporation law permits the indemnification of directors, officers, employees and agents of Maryland corporations. Article Eighth of the Company's Restated Articles of Incorporation, as amended and restated (the "Articles") authorizes the indemnification of directors and officers to the full extent required or permitted by the General Laws of the State of Maryland, now or hereafter in force, whether such persons are serving the Company, or, at its request, any other entity, which indemnification shall include the advance of expenses under the procedures and to the full extent permitted by law. Article Eighth of the Articles of Incorporation, as amended and restated, further provides that the foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled and that no amendment or repeal of Article Eighth shall apply to or have any effect on any right to indemnification provided thereunder with respect to acts or omissions occurring prior to such amendment or repeal. In addition, the Company's officers and directors are covered by certain directors' and officers' liability insurance policies maintained by the Company. Reference is made to section 2-418 of the Maryland General Corporation Law and Article Eighth of the Articles, which are incorporated herein by reference.

  Reference is made to Exhibits 1 and 10.1, pursuant to which Merrill Lynch, Pierce, Fenner and Smith Incorporated and Eli Broad, respectively, will agree to indemnify the directors and certain officers of the Company against certain liabilities, including liabilities under the Securities Act.

ITEM 3. LIST OF EXHIBITS.

   EXHIBIT
   -------
    1      Form of Registration Agreement among the Company, Eli Broad, ML &
           Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated
    4.1    Amendment to the Company's Restated Articles of Incorporation, dated
           February 1, 1993 (incorporated herein by reference to Exhibit 1 to the Company's Form 8-K, filed February 3, 1993)
    4.2    Bylaws of the Company as revised on October 23, 1987 (incorporated herein by reference to Exhibit 3(b) to the Company's 1987 Annual
           Report on Form 10-K, filed February 26, 1988)
    4.3+   Form of specimen certificate for the Common Stock
    5      Opinion of Piper & Marbury L.L.P.
   10      Form of Indemnification and Reimbursement Agreement between Eli
           Broad and the Company
   23.1    Consent of Price Waterhouse LLP
   23.2    Consent of Piper & Marbury L.L.P. (included in Exhibit 5)
   24      Power of Attorney for the Company (included on signature pages hereto)

- --------

+  Previously filed

ITEM 4. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

  (a) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered thereby, and for the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 2 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LOS ANGELES, STATE OF CALIFORNIA, ON JUNE 4, 1996.

                                          SunAmerica Inc.

                                                  /s/ Jay S. Wintrob
                                          By: _________________________________

                                            NAME: JAY S. WINTROB

                                            TITLE: VICE CHAIRMAN

                               POWER OF ATTORNEY


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

              SIGNATURE                        TITLE                 DATE

                                       Chairman, President
               *                        and Chief Executive      June 4, 1996
- -------------------------------------   Officer (Principal
              ELI BROAD                 Executive Officer)

                                       Executive Vice
               *                        President                June 4, 1996
- -------------------------------------   (Principal
          JAMES R. BELARDI              Financial Officer)

                                       Senior Vice
               *                        President and            June 4, 1996
- -------------------------------------   Controller
          SCOTT L. ROBINSON             (Principal
                                        Accounting Officer)

             SIGNATURE                       TITLE                  DATE

                                      Director
- ------------------------------------                         June 4, 1996
         RONALD J. ARNAULT

                                      Director
               *                                             June 4, 1996
- ------------------------------------
       KAREN HASTIE-WILLIAMS

                                      Director
               *                                             June 4, 1996
- ------------------------------------
          DAVID O. MAXWELL

                                      Director
               *                                             June 4, 1996
- ------------------------------------
            BARRY MUNITZ

                                      Director
                                                             June 4, 1996
- ------------------------------------
           LESTER POLLACK

                                      Director
               *                                             June 4, 1996
- ------------------------------------
         CARL E. REICHARDT

                                      Director
               *                                             June 4, 1996
- ------------------------------------
          RICHARD D. ROHR

                                      Director
               *                                             June 4, 1996
- ------------------------------------
        SANFORD C. SIGOLOFF

                                      Director
               *                                             June 4, 1996
- ------------------------------------
         HAROLD M. WILLIAMS

      /s/ Susan L. Harris                                    June 4, 1996

*By____________________________

        SUSAN L. HARRIS

       ATTORNEY-IN-FACT

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LOS ANGELES, STATE OF CALIFORNIA, ON MAY 21, 1996.

                                          SunAmerica Inc.


                                          By: _________________________________
                                            NAME: JAMES R. BELARDI
                                            TITLE: EXECUTIVE VICE PRESIDENT

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS ELI BROAD, JAY S. WINTROB AND SUSAN L. HARRIS HIS OR HER TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, EACH ACTING ALONE, WITH FULL POWERS OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM OR HER AND IN HIS OR HER NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY OR ALL AMENDMENTS TO THIS REGISTRATION STATEMENT, INCLUDING POST-EFFECTIVE AMENDMENTS, AS WELL AS ANY RELATED REGISTRATION STATEMENT (OR AMENDMENT THERETO) FILED PURSUANT TO RULE 462 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE OR SHE MIGHT OR COULD DO IN PERSON, AND HEREBY RATIFIES AND CONFIRMS ALL HIS OR HER SAID ATTORNEYS-IN-FACT AND AGENTS OR ANY OF THEM IN PERSON, AND HEREBY RATIFIES AND CONFIRMS ALL HIS OR HER SAID ATTORNEYS-IN-FACT AND AGENTS OR ANY OF THEM OR HIS OR HER SUBSTITUTE OR SUBSTITUTES MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE THEREOF.

  THIS POWER OF ATTORNEY MAY BE EXECUTED IN MULTIPLE COUNTERPARTS, EACH OF WHICH SHALL BE DEEMED AN ORIGINAL, BUT WHICH TAKEN TOGETHER SHALL CONSTITUTE ONE INSTRUMENT.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

              SIGNATURE                        TITLE                 DATE

                                       Chairman, President
                                        and Chief Executive
- -------------------------------------   Officer (Principal
              ELI BROAD                 Executive Officer)

                                       Executive Vice
                                        President
- -------------------------------------   (Principal
          JAMES R. BELARDI              Financial Officer)

                                       Senior Vice
                                        President and
- -------------------------------------   Controller
          SCOTT L. ROBINSON             (Principal
                                        Accounting Officer)